

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 8, 2017

Matthew M. Rizai
Chief Executive Officer
Workiva Inc.
2900 University Boulevard
Ames, Iowa 50010

> **Re:** **Workiva Inc.**
> **Registration Statement on Form S-3**
> **Filed August 3, 2017**
> **File No. 333-219665**

Dear Mr. Rizai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Kimberly K. Rubel, Esq.
        Drinker Biddle & Reath LLP